Exhibit 99.2
WALLBOX N.V. AND SUBSIDIARIES
Interim Condensed Consolidated Financial Statements
June 30, 2023 and 2022

Index to Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated statements of financial position as of June 30, 2023 and December 31, 2022	2

Interim Condensed Consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2023 and 2022	3

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2023 and 2022	4

Interim Condensed Consolidated statements of cash flows for the six months ended June 30, 2023 and 2022	6

Notes to the Interim Condensed Consolidated financial statements	7

WALLBOX N.V.
Interim Condensed Consolidated statements of financial position as of June 30, 2023 and December 31, 2022

(In thousand Euros)	Notes	June 30, 2023 (*)	December 31, 2022
Assets
Non-Current Assets
Property, plant and equipment	8	58,069	57,878
Right-of -use assets	9	23,303	24,888
Intangible assets	10	69,287	60,800
Goodwill	10	14,775	15,101
Non-current financial assets	12	1,824	1,133
Tax credit receivables	23	8,185	6,629

Total Non-Current Assets		175,443	166,429
Assets held for sale	11	—	384
Current Assets
Inventories	13	95,481	106,569
Trade and other financial receivables	12	41,695	39,827
Other receivables	23	9,471	14,846
Current financial assets	12	6,022	5,957
Deferred charges		1,555	1,633
Advance payments	13	4,340	3,031
Cash and cash equivalents	12 and 14	105,554	83,308

Total Current Assets		264,118	255,171

Total Assets		439,561	421,984

Equity and Liabilities
Equity
Share capital	15	48,619	45,769
Share premium	15	439,496	378,240
Accumulated deficit	15	(377,328)	(306,696)
Other equity components	15	41,090	41,240
Foreign currency translation reserve	15	7,910	10,597

Total Equity attributable to owners of the Company		159,787	169,150
Liabilities
Non-Current Liabilities
Loans and borrowings	12	66,268	44,359
Lease liabilities	9 and 12	23,267	24,657
Provisions	16	2,708	1,439
Government grants	17	4,954	2,198
Deferred tax liabilities	23	1,457	1,388

Total Non-Current Liabilities		98,654	74,041
Current Liabilities
Loans and borrowings	12	112,513	89,268
Derivative warrants liabilities	12	8,974	5,834
Lease liabilities	9 and 12	2,777	2,644
Trade and other financial payables	12	46,906	71,249
Current income tax liabilities	23	—	1,186
Other payables	23	5,200	5,819
Provisions	16	1,745	1,318
Government grants	17	561	708
Contract liabilities	18	2,444	767

Total Current Liabilities		181,120	178,793

Total Liabilities		279,774	252,834

Total Equity and Liabilities		439,561	421,984

(*)	Unaudited
The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.
Interim Condensed Consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2023 and 2022

(In thousand Euros)	Notes	June 30, 2023 (*)	June 30, 2022 (*)
Revenue	18	68,020	67,811
Changes in inventories and raw materials and consumables used	19	(45,328)	(39,871)
Employee benefits	20	(45,069)	(43,399)
Other operating expenses	19	(34,603)	(41,378)
Amortization and depreciation	8,9,10	(12,380)	(7,999)
Net other income		1,755	1,368

Operating Loss		(67,605)	(63,468)
Financial income	21	569	2,070
Financial expenses	21	(6,704)	(3,437)
Change in fair value of derivative warrant liabilities	12	502	62,351
Foreign exchange gains/(losses)		985	(6,082)

Financial Results		(4,648)	54,902
Share of loss of equity-accounted investees		—	(714)

Loss before Tax		(72,253)	(9,280)
Income tax credit	23	1,621	589

Loss for the Period	22	(70,632)	(8,691)
Loss per share
Basic and diluted losses per share (euros per share)	22	(0.40)	(0.05)

Loss for the Period		(70,632)	(8,691)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods
Currrency translation differences in foreign operations, net of tax		(2,687)	10,264
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		—	(7)

Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods		(2,687)	10,257

Other comprehensive (loss)/income for the Period		(2,687)	10,257

Total comprehensive loss for the Period		(73,319)	1,566

(*)	Unaudited
The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.
Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2023 and 2022

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at January 1, 2022		44,480	322,391	(243,896)	5,496	2,601	131,072

Total comprehensive (loss)/income for the period
Loss for the Period		—	—	(8,691)	—	—	(8,691)
Other comprehensive income/(loss) for the period		—	—	—	(7)	10,264	10,257

Total comprehensive income for the period		—	—	(8,691)	(7)	10,264	1,566
Transactions with owners of the Company
Capital increase	15	151	6,700	—	(525)	—	6,326
Share based payments	20	—	—	—	20,546	—	20,546

Total contributions and distributions		151	6,700	—	20,021	—	26,872

Total transactions with owners of the Company		151	6,700	(8,691)	20,014	10,264	28,438

Balance at June 30, 2022 (*)		44,631	329,091	(252,587)	25,510	12,865	159,510

(*)	Unaudited
The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.
Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2023 and 2022 (continued)

	Attributable to owners of the Company
(In thousand Euros)	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at January 1, 2023		45,769	378,240	(306,696)	41,240	10,597	169,150

Total comprehensive (loss)/income for the period
Loss for the Period		—	—	(70,632)	—	—	(70,632)
Other comprehensive (loss)/income for the period		—	—	—	—	(2,687)	(2,687)

Total comprehensive income for the period		—	—	(70,632)	—	(2,687)	(73,319)
Transactions with owners of the Company	15
Contribution of equity (Private placement)		2,260	42,689	—	—	—	44,949
Contribution of equity (Coil Acquisition)		33	2,284	—	(2,317)	—	—
Contribution of equity (ATM)		307	5,909	—	—	—	6,216
Contribution of equity (Execution of options and warrants)		250	10,374	—	(9,840)	—	784
Business combinations to be settled in equity instruments		—	—	—	1,332	—	1,332
Share based payments	20	—	—	—	10,675	—	10,675

Total contributions and distributions		2,850	61,256	—	(150)	—	63,956

Total transactions with owners of the Company		2,850	61,256	(70,632)	(150)	(2,687)	(9,363)

Balance at June 30, 2023 (*)		48,619	439,496	(377,328)	41,090	7,910	159,787

(*)	Unaudited
The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.
Interim Condensed Consolidated statements of cash flows for the six months ended June 30, 2023 and 2022

(In thousand Euros)	Notes	June 30, 2023 (*)	June 30, 2022 (*)
Cash flows from Operating Activities
Loss for the Period		(70,632)	(8,691)
Adjustments for:
Amortisation and depreciation	8, 9 and 10	12,380	7,999
Expected credit loss for trade and other receivables	12 and 19	1,380	1,756
Impairments of inventories	13 and 19	(932)	228
Impairments of financial assets		289	—
Change in provisions	16	1,696	141
Government grants	17	(1,421)	(785)
Financial income	21	(569)	(2,070)
Financial expenses	21	6,704	3,437
Change in fair value of derivative warrant liabilities	12	(502)	(62,351)
Exchange differences		(985)	6,082
Income tax credit	23	(1,621)	(589)
Share based payments expense	20	12,007	20,546
Share of loss of equity accounted associates	11	—	714
Changes in
- inventories		12,021	(27,211)
- trade and other financial receivables		1,829	(13,003)
- other assets		(1,212)	7,891
- trade and other financial payables		(16,568)	15,211
- contract liabilities		1,677	(63)

Net cash used in operating activities		(44,459)	(50,758)

Cash flows from Investing Activities
Investment in equity-accounted investees	11	—	(714)
Loans granted to equity-accounted investees	12	—	(140)
Acquisition of intangible assets	10	(16,715)	(11,675)
Acquisition of property, plant and equipment	8	(12,350)	(18,274)
Acquisition of financial assets at fair value through profit or loss	12	—	(2,560)
Proceeds from sale of financial assets at fair value through profit or loss	12	11	54,335
Interest received		—	15

Net cash used in investing activities		(29,054)	20,987

Cash flows from Financing Activities
Proceeds from issuing equity instruments (private placement)	15	44,949	—
Proceeds from issuing equity instruments (ATM)	15	6,216	—
Proceeds from issuing equity instruments (Warrants conversions and others)	20	784	4,667
Proceeds from government grants	17	5,310	488
Proceeds from loans	12	261,526	177,949
Proceeds from shareholders loan	12	—	(30)
Repayments of loans	12	(214,353)	(153,565)
Repayments of capitalized interests	12	—	(223)
Payment of principal portion of lease liabilities	9	(1,310)	(441)
Payment of interest on lease liabilities	9	(593)	(607)
Interest and bank fees paid	21	(5,369)	(1,181)

Net cash from financing activities		97,160	27,057

Net increase in cash and cash equivalents		23,647	(2,714)
Cash and cash equivalents at beginning of period		83,308	113,865
Exchange gains/(losses)		(1,401)	8,724

Cash and cash equivalents at the end of the period		105,554	119,875

(*)	Unaudited
The notes form an integral part of these interim condensed consolidated financial statements.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

1.	Reporting Entity
Wallbox N.V. (the “Company” or “Wallbox”) was incorporated as a Dutch private limited liability company under the name Wallbox B.V. on June 7, 2021 and was subsequently converted into a Dutch public limited liability company. Wallbox is registered in the Commercial Registry of the Netherlands Chamber of Commerce under ID number 83012559. Its statutory seat is in Amsterdam, the Netherlands, and the mailing and business address of its principal executive office is Carrer del Foc 68, 08038 Barcelona, Spain.
These interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the development, manufacturing, and sales of innovative solutions for charging electric vehicles. For further information of the Group, refer to the consolidated financial statements for     the financial year ended on December 31, 2022, published on March 31, 2023.
Wallbox is the parent entity of the Group. The Group’s principal subsidiaries as of June 30, 2023 and 2022 are set out in Note 27. Unless otherwise stated, their share capital consists solely of ordinary shares which are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group.
Wallbox is listed on the New York Stock Exchange (“NYSE”) with the ticker WBX.

2.	Basis of Preparation
These interim condensed consolidated financial statements as of and for the six months ended June 30, 2023 which have been based on the accounting records kept by the Company and its subsidiaries, were prepared by the Board of Directors of Wallbox in accordance with International Auditing Standard 34
“Interim financial reporting”
(“IAS 34”), and of all the obligatory accounting principles and rules and measurement bases. Accordingly, they are a fair presentation of the equity and consolidated financial position of the Group as of June 30, 2023, as well as the results of its operations, the consolidated changes in equity and the consolidated cash flows during the interim period ended on that date.
As it has been indicated, this interim consolidated financial information has been prepared in accordance with IAS 34, meaning that these interim condensed consolidated financial statements do not include all the information and disclosures that would be required for the complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”), and must be read together with the consolidated financial statements from the financial year ended on December 31, 2022, drawn up in accordance with the existing IFRS as issued by the International Accounting Standards Board (“IASB”), which were published on March 31, 2023.
Going concern:
The accompanying interim condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for at least a period of one year after the date these interim condensed consolidated financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Wallbox has incurred net losses and significant cash outflows from cash used in operating activities over the past years, as it has been investing significantly in the development of its electric vehicle charging products and setting up commercial subsidiaries in many countries. During the six months ended June 30, 2023, the Company incurred in a consolidated net loss of Euros 70,632 thousand and net cash flows used in operating activities amounted to Euros 44,459 thousand. As of June 30, 2023, the Company had an accumulated deficit of Euros 377,328 thousand but a positive total equity balance of Euros 159,787 thousand. As of June 30, 2023, cash and cash equivalents amounts to Euros 105,554 thousand.
In assessing the going concern basis of preparation of the interim condensed consolidated financial statements, Wallbox had to estimate the expected cash flows for the 12 months from the date these interim condensed consolidated financial statements are issued, including the compliance with covenants, the exercise of warrants and availability of other financial funding from banks.
Based on these estimations, management has assessed that Wallbox will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, the cash and funding availability is sufficient for more than the 12 months from the date these interim condensed consolidated financial statements are issued.
Basis of measurement
These interim condensed consolidated financial statements have been prepared on a historical cost basis. The only exceptions to the application of the cost basis during their preparation have been the subsequent measurement of:

•	financial assets related to investment, which are measured at fair value through other comprehensive income (“FVTOCI”);

•	financial investments related to investment funds with institutions, which are measured at fair value through profit of loss (“FVTPL”); and

•	derivative warrant liabilities and contingent consideration related to the business acquisitions, which are measured at FVTPL.
Basis of consolidation
The consolidation basis applied in the interim condensed consolidated financial statements is consistent with the basis applied in the consolidated financial statements for the year ended on December 31, 2022 (the “2022 Consolidated Financial Statements”).
These interim condensed consolidated financial statements are presented in Euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of thousand Euros, unless otherwise indicated.
Changes in the scope of consolidation
There have not been any changes in the s
co
pe of consolidation since December 31, 2022.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

3.	Use of Judgements and Estimates
The preparation of these interim condensed consolidated financial statements requires, as established by IAS 34, the Board of Directors of the Group to make certain estimates and judgements that do not differ significantly from those considered in the preparation of the 2022 Consolidated Financial Statements set out in Note 3 thereto.
During the six months ended June 30, 2023,
no
significant changes have occurred in the assumptions linked to the judgements and estimates disclosed in the 2022 Consolidated Financial Statements.
During the six months ended June 30, 2023, no impairment indicators were identified that would lead to a decrease in value of non-current
assets (including goodwill) as compared to what was reported in the 2022 Consolidated Financial Statements.
Critical judgement and estimates
A summary of the critical aspects that have also involved a greater degree of judgement or complexity, or those in which the assumptions and estimates have an influence on the preparation of these financial statements, is given below.
Key assumptions concerning the future and other relevant data on the estimation of uncertainty at the reporting date, which entail a considerable risk of significant changes in the value of the assets and liabilities in the coming year, are as follows:

•	Going concern: Disclosures related to the going concern have been included in Note 2.

•
Share-based payments: The Company’s management measures equity settled share-based payments at fair value at the grant date and recognizes the cost over the vesting period, with a corresponding increase in equity. The expense is based upon management’s estimate of the percentage of equity instruments expected to vest. At each reporting date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based
vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Prior to the listing of Wallbox’s Class A ordinary shares, nominal value €0.12 per share (“Class A Shares”) on NYSE on October 4, 2021, the ordinary shares of Wallbox Chargers, S.L.U. were not listed on a public stock exchange and, as such, the calculation of the fair value of its ordinary shares prior to this date was subject to a greater degree of estimation in determining the basis for share-based options that it issued.
The Company’s management determined the estimated fair value of its awards based on the estimated market price of the Company’s stock on the date of grant, typically determined by reference to the reported closing price of Wallbox’s Class A Shares on the grant date, and by applying methodologies generally accepted for this kind of valuation (see Note 20).

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

The date at which the fair value of the equity instruments granted is measured for the purposes of IFRS 2 for transactions with employees and others providing similar services is the grant date. Grant date is the date at which the entity and the employee agree to a share-based payment arrangement, at which point the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date, the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), the grant date is the date when that approval is obtained.
The assumptions underlying the valuations represent the Company’s best estimates, which involve inherent uncertainties and the application of management judgement (see Note 20).

•	Measurement of awards granted under new plans during the six months ended June 30, 2023 has been consistent with that of prior period plans.
Additionally, there have been no changes in the judgement and estimates related to the impairment of non-current
assets (including goodwill), the capitalization of development cost by determination of the useful life of intangible assets, or the recognition of the income tax as disclosed in the 2022 Consolidated Financial Statements.

4.	New IFRS and IFRIC not yet effective
The standards and interpretations effective during the six months ended June 30, 2023 and those issued but not yet in force are detailed below:

a)	Standard and interpretation effective as of January 1, 2023

•	Insurance Contracts (IFRS 17)

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
After an analysis of the standards and interpretations effective during the six months ended June 30, 2023, we have concluded that we don’t expect any significant impacts on the current financial statements.

b)	New standards, amendments and interpretations effective and the European Union endorsed as of January 1, 2024

•	Classification of liabilities as current or non-current and Non-current lia bilities with Covenants (Amendments to IAS 1)

•	Lease liability in a Sale and Leaseback (Amendment to IFRS 16)

•	International tax reform – Pillar II Model rules (Amendment to IAS 12)
We do not expect that these standards will have a significant impact on the Group’s financial statements.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

5.	Significant and New Accounting Policies
The accounting policies and valuation standards used when preparing these interim condensed consolidated financial statements are consistent with those used when preparing the 2022 Consolidated Financial Statements and which are detailed therein.

6.	Business Combinations
During the six months ended June 30, 2023, no new business combinations have occurred. The business combinations that occurred in 2022 and 2021 related to the transactions between Wallbox, Wallbox Chargers, S.L.U. and Kensington Capital Acquisition Corp. II (“Kensington”), Intelligent Solutions AS, Electromaps, S.L., AR Electronic Solutions, S.L. (“Ares”) and Coil, Inc. (“Coil”), finalized in 2022 and 2021.

7.	Operating Segments
Basis for segmentation
The Group’s business segment information included in this Note is aligned with the segment information included in the 2022 Consolidated Financial Statements and which are detailed therein.
Information on reportable segments
Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.
Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2023

	June 30, 2023
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue	58,299	12,526	370	71,195	(3,175)	68,020
Changes in inventories and raw	(40,009)	(8,173)	(321)	(48,503)	3,175	(45,328)
Employee benefits	(33,443)	(11,265)	(361)	(45,069)	—	(45,069)
Other operating expenses	(28,476)	(5,987)	(140)	(34,603)	—	(34,603)
Amortization and depreciation	(10,888)	(1,491)	(1)	(12,380)	—	(12,380)
Other income	1,657	97	1	1,755	—	1,755

Operating Loss	(52,860)	(14,293)	(452)	(67,605)	—	(67,605)
Total Assets	364,603	171,624	373	536,600	(97,039)	439,561

Total Liabilities	239,591	62,583	539	302,713	(22,939)	279,774

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the six months ended June 30, 2022

	June 30, 2022
(In thousand Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue	66,137	7,593	195	73,925	(6,114)	67,811
Changes in inventories and raw	(40,164)	(5,627)	(10)	(45,801)	5,930	(39,871)
Employee benefits	(39,794)	(3,426)	(179)	(43,399)	—	(43,399)
Other operating expenses	(33,992)	(7,541)	(40)	(41,573)	195	(41,378)
Amortization and depreciation	(7,377)	(621)	(1)	(7,999)	—	(7,999)
Other income	1,360	7	1	1,368	—	1,368

Operating Loss	(53,830)	(9,615)	(34)	(63,479)	11	(63,468)
Total Assets	383,861	150,394	78	534,334	(177,132)	357,202

Total Liabilities	219,285	37,523	41	256,849	(59,158)	197,691

There have been no significant transactions between segments during the six months ended June 30, 2023 and June 30, 2022, respectively except for inter-segment revenues and changes in inventories and raw materials and consumables used w hi
ch are eliminated in the column “Consolidated adjustments and eliminations”.
Certain financial assets and liabilities are not allocated to reportable segments, as they are managed at a corporate level. These are included in the consolidated column corresponding to adjustments and eliminations.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

8.	Property, Plant and Equipment

A.	Reconciliation of carrying amount

(In thousand Euros)	Buildings and leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at December 31, 2022	18,675	3,809	35,222	172	57,878

Additions	—	40	2,319	2,162	4,521
Disposal	(51)	(47)	(526)	—	(624)
Transfers	164	—	—	(164)	—
Depreciation for the period	(41)	(413)	(2,937)	—	(3,391)
Translation differences	—	(9)	(306)	—	(315)

Balance at June 30, 2023	18,747	3,380	33,772	2,170	58,069

Cost
At December 31, 2022	20,829	4,749	38,707	172	64,457

At June 30, 2023	20,942	4,733	40,194	2,170	68,039

Accumulated amortization
At December 31, 2022	(2,153)	(941)	(3,485)	—	(6,579)

At June 30, 2023	(2,194)	(1,354)	(6,422)	—	(9,970)

Additions of property, plant and equipment for the six months ended June 30, 2023 was Euros 4,521 thousand, and primarily relates to the acquisition of machinery and tools for manufacturing plants.
As of June 30, 2023, additions of property, plant and equipment for which payment was still pending totaled Euros 2,812 thousand, as compared to Euros 8,979 thousand as of December 31, 2022.
The Group has items in use that were fully depreciated as of June 30, 2023 for an amount of Euros 13 thousand as compared to 0 Euros as of December 31, 2022.
Other information
The Group has obtained insurance policies that cover the carrying amount of its property, plant and equipment.
The commitments amounted to Euros 566 thousand as of June 30, 2023, compared to Euros 3,318 thousand as of December 31, 2022. These commitments mainly relate to the acquisition of tools and machinery.
There are no other significant contractual obligations to purchase, construct or develop property, plant and equipment assets.
The Group had no restrictions on the sale of its property, plant and equipment and no pledge existed on these assets, at June 30, 2023 and December 31, 2022, respectively, except for the leasehold improvement which cannot be realized and which totaled Euros 20,942 thousand as of June 30, 2023 as compared to Euros 20,829 thousand at December 31, 2022.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

9.	Right of Use Assets and Lease Liabilities
The considerations regarding the lease terms and the recognition exception are consistent with those disclosed in the 2022 Consolidated Financial Statements.
a) Set out below are the carrying amounts of
right-of-use
assets recognized and the movements during the six months ended June 30, 2023:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2022	22,398	1,195	1,295	24,888

Additions	—	222	—	222
Depreciation for the period	(1,239)	(277)	(126)	(1,642)
Translation differences	(143)	(22)		(165)

Balance at June 30, 2023	21,016	1,118	1,169	23,303

b) Set out below are the carrying amounts of lease liabilities and the movements during the six months ended June 30, 2023:

(In thousand Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2022	25,137	1,179	985	27,301

Additions to liabilities	—	222	—	222
Interest on lease liabilities	567	19	7	593
Lease payments	(1,433)	(307)	(163)	(1,903)
Translation differences	(148)	(21)	—	(169)

Balance at June 30, 2023	24,123	1,092	829	26,044

An analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
6 months or less	1,980	1,892
6 months to 1 year	2,035	1,952
From 1 to 2 years	3,581	3,879
From 2 to 5 years	9,721	9,844
More than 5 years	15,011	17,820

	32,328	35,387

1
4

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Interest on lease liabilities (see note 21)	593	607
Expenses relating to short-term and low value leases (see note 19)	1,151	976

10.	Intangible Assets and Goodwill
a) Intangible assets
Details and movement of items composing intangible assets are as follows:

(In thousand Euros)	Software	Patents and customer relationships	Development costs	Other	Total
Balance at December 31, 2022	6,377	4,042	49,537	844	60,800

Additions	1,431	—	13,610	936	15,977
Disposal	—	(60)	(47)	—	(107)
Transfers	(55)	—	478	(423)	—
Amortization for the period	(730)	(287)	(6,330)	—	(7,347)
Translation differences	(6)	(29)	(1)	—	(36)

Balance at June 30, 2023	7,017	3,666	57,247	1,357	69,287

Cost
At December 31, 2022	8,777	4,578	64,577	844	78,776

At June 30, 2023	10,147	4,489	78,617	1,357	94,610

Accumulated amortization
At December 31, 2022	(2,400)	(536)	(15,040)	—	(17,976)

At June 30, 2023	(3,130)	(823)	(21,370)	—	(25,323)

During the six months ended June 30, 2023, the Group made investments in several development projects, consisting of payroll expenses and other costs totaling to Euros 13,610 thousand as compared to Euros 26,807 thousand as of December 31, 2022.
The total additions of internally developed intangibles (Development costs and Software) was Euros 13,040 thousand for the six months ended June 30, 2023 as compared to Euros 20,204 thousand as of December 31, 2022 and which corresponds to the capitalization carried out by the Group in relation to the product development process, especially for the DC product under the names of Quasar and Supernova, AC product under the names of Pulsar, Cooper and Commander and MyWallbox software.
Additions of patents, licenses and similar, and computer software totaled Euros 1,431 thousand for the six months ended June 30, 2023, as compared to Euros 2,413 thousand for the year ended December 31, 2022 and due primarily to the implementation of new software applications. The patents and customer relationships category also include the registration of brands, logos, and design patents for different chargers.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

The Group has items in use that were fully depreciated as of June 30, 2023 for an amount of Euros 231 thousand, as compared to Euros 0 as of December 31, 2022.
As of June 30, 2023, additions of intangible assets for which payment was still pending totaled Euros 1,944 thousand, as compared to Euros 845 thousand at December 31, 2022.
The Group has no restrictions on the realizability of its intangible assets and no pledge existed on these assets as of June 30, 2023 and December 31, 2022, respectively.
As of June 30, 2023, there were commitments for the acquisition of intangible assets for Euros 676 thousand, as compared to Euros 1,728 thousand at December 31, 2022 relating to the acquisition of tools and machinery for the manufacturing plants.
b) Goodwill
The Goodwill breakdown by CGU as of June 30, 2023, and December 31, 2022, is as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
Ares	5,571	5,571
Coil	3,438	3,503
Nordics	2,309	2,570
Electromaps / Software	3,457	3,457

Total	14,775	15,101
The change in the goodwill carrying amount corresponds to exchange differences impacting goodwill generated through Nordics and Coil business combinations.
During the six months ended June 30, 2023, no impairment indicators existed that could lead to the existence of impairment in relation to the goodwill or intangible assets of the Group. Goodwill is tested for impairment annually before year end, once budgets are approved.

11.	Equity-Accounted Investees
Joint venture
Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. was a joint venture incorporated on June 15, 2019, over which the Group had joint control and a 50% interest. On May 24, 2023, the Group sold its 50% interest for a consideration of Euros 390 thousand, of which, an amount of Euros 94 thousand is expected to be collected within the next twelve months, with the remainder being a non-current
receivable. As of December 31, 2022, this investment was classified as an asset held for sale for an amount of Euros 384 thousand.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

12.	Financial Assets and Financial Liabilities
The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy.
Financial assets

A.	Current and non-current financial assets

	June 30, 2023		December 31, 2022
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	41,089	—	39,797
Other receivables	—	579	—	16
Loans to employees	180	27	—	14

Trade and other financial receivables	180	41,695	—	39,827
Guarantee deposit	1,644	—	1,133	—

Non-current financial assets	1,644	—	1,133	—
Guarantee deposit	—	397	—	560
Financial investments	—	5,625	—	5,397

Other current financial assets	—	6,022	—	5,957
Cash and cash equivalents	—	105,554	—	83,308

Total	1,824	153,271	1,133	129,092

Trade and other financial receivables are mainly amounts due from customers for goods sold or services performed in the ordinary course of business. They are due for settlement in the short term (less than 1 year) and therefore are classified as current. Trade and other financial receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.
The carrying amount of the customer sales and services includes receivables which are subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Group has retained late payment and credit risk. Therefore, the Group continues to recognize the transferred assets in their entirety in its statement of financial position.
The amount repayable under the factoring agreement is presented as secured borrowing. The Group considers that the held-to-collect business model remains appropriate for these receivables and hence continues to measure them at amortized cost.
As of June 30, 2023, other current financial assets include financial investments, such as investment funds in financial institutions, totaling Euros 5,625 thousand as compared to Euros 5,397 thousand at December 31, 2022.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

These financial investments are deposits managed by financial institutions in investment funds to obtain profitability. The Group has considered their classification as current assets because it expects to liquidate these investments in the following 12 months.

B.	Expected credit loss assessment as of June 30, 2023 and December 31, 2022.
The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.
The impairment of trade receivables is recognized under “Expected credit loss for trade and other receivables” in other operating expenses.
The total expense recognized in profit or loss during the six months ended June 30, 2023 was Euros 1,380 thousand and Euros 1,756 thousand for the six months ended June 30, 2022. The allowance for doubtful debts provision as of June 30, 2023 estimated based on the expected credit loss, was Euros 1,467 thousand, as compared to Euros 1,656 thousand as of December 31, 2022, for amounts outstanding less than 180 days as at reporting date. Additionally, the Company has recognized as of June 30, 2023, a bad debt provision for amounts outstanding 180 days or longer for Euros 4,327 thousand, as compared to Euros 3,404 thousand as at December 31, 2022, which has been calculated taking into account specific accounts receivable considered doubtful.
The expected loss rates are based on the Group’s historical cre di
t losses.

C.	Financial assets by class and category

		June 30, 2023
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	41,089	—	—	41,089
Other receivables	579	—	—	579
Loans to employees	207	—	—	207

Trade and other financial receivables	41,875	—	—	41,875
Guarantee deposit	1,644	—	—	1,644

Non-current financial assets	1,644	—	—	1,644
Guarantee deposit	397	—	—	397
Financial investments	128	5,296	201	5,625

Other current financial assets	525	5,296	201	6,022
Cash and cash equivalents	105,554		—	105,554

	149,598	5,296	201	155,095

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

		December 31, 2022
(In thousand Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	39,797	—	—	39,797
Other receivables	16	—	—	16
Loans to employees	14	—	—	14

Trade and other financial receivables	39,827	—	—	39,827
Guarantee deposit	1,133	—	—	1,133

Non-current financial assets	1,133		—	1,133
Guarantee deposit	560	—	—	560
Financial investments	128	5,030	239	5,397

Other current financial assets	688	5,030	239	5,957
Cash and cash equivalents	83,308	—	—	83,308

	124,956	5,030	239	130,225

Financial assets measured at FVTOCI correspond to investments in hedge funds whose quotation is considered level 1 for fair value purposes.
The financial investments valued at FVTPL relate to investment funds held at financial institutions. Thes
e fi
nancial assets are also considered level 1 for fair value purposes.
The rest of the financial assets (both current and
non-current)
are measured at their amortized cost, which does not materially differ from their fair value.
Financial liabilities

A.	Loans and borrowings

	June 30, 2023		December 31, 2022
(In thousand Euros)	Non-current	Current	Non-current	Current
Loans	66,268	14,675	44,359	5,676
Working capital line of credit	—	97,838	—	83,592

Loans and borrowings	66,268	112,513	44,359	89,268
Derivative warrant liabilities	—	8,974	—	5,834
Lease liabilities (see note 9)	23,267	2,777	24,657	2,644

Total	89,535	124,264	69,016	97,746

Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the interest rates applicable to all of them still represent market spreads), except for the derivative warrant liability which is measured at FVTPL.
The working capital lines of credit are a type of short-term financing used to cover ongoing business’s operations. These small-business loans are not used to fund large investments and are renewed every 90 days.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Loans and borrowings
Bank Loans
As of June 30, 2023, the Group had available credit lines and other financing products of Euros 118,970 thousand, compared to Euros 120,220 thousand as of December 31, 2022, of which a total of Euros 100,309 thousand have been drawn down, compared to Euros 81,920 thousand as of December 31, 2022.
Interest expenses from banks loans amounted to Euros 6,049 thousand as of June 30, 2023, compared to Euros 1,245 thousand as of June 30, 2022 (See Note 21).
The Group has loans which require compliance with certain financial covenants. On June 30, 2023, the Group met these financial covenants.
Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2023 and December 31, 2022, are as follows:

(In thousand Euros)	June 30, 2023		December 31, 2022
1 July 2023 - 30 June 2024	118,678	2023	92,581
1 July 2024 - 30 June 2025	27,583	2024	14,851
1 July 2025 - 30 June 2026	22,440	2025	12,741
1 July 2026 - 30 June 2027	16,606	2026	9,460
1 July 2027 - 30 June 2028	7,550	2027	7,780
More than five years	5,839	More than five years	7,438

	198,696		144,851

Details of the loans and borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(In thousand Euros)	June 30, 2023
	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Fixed rate loan	EUR	8,589	13,138	1,724	23,451
Floating rate loan	EUR	98,776	12,128	8,105	119,009
Covenant Loan	EUR	2,219	9,313	919	12,451
Covenant Loan	EUR	2,779	18,388	—	21,167

		112,363	52,967	10,748	176,078

Fixed rate loan	EUR	150	769	1,784	2,703

		112,513	53,736	12,532	178,781

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

(In thousand Euros)	December 31, 2022
	Currency	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	13,135	11,694	5,376	30,205
Floating rate loan	EUR	75,353	4,240	9,478	89,071
Covenant Loan	EUR	609	6,197	5,625	12,431

		89,097	22,131	20,479	131,707

Borrowings
Fixed rate loan	EUR	171	384	1,365	1,920

		89,268	22,515	21,844	133,627

As of June 30, 2023, the Group had loans at variable interest rates referenced to Euribor plus a differential between 3% and 8% and at fixed interest rates that range between 0% and 5.67%, respectively, compared to variable rates referenced to Euribor plus a differential between 3% and 6.79% and fixed rates between 0% and 6.32%, respectively, during fiscal year ended December 31, 2022.
Borrowings
As of June 30, 2023, loans from a government entity (“CDTI”) total Euros 2,703 thousand as compared to Euros 1,920 thousand as of December 31, 2022.
Derivative warrant liabilities
Derivative warrant liabilities correspond to Public and Private Warrants issued by Kensington, which have been assumed by Wallbox.
In addition, during the six months ended June 30, 2023, Wallbox issued new warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares for exercise price of 5.32 USD per share (the “BBVA Warrants”). The BBVA Warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement.
Movement in the derivative warrant liabilities during the six-months ended June 30, 2023 is summarized below:

	Public Warrant		Private Warrant		BBVA Warrant		Total
	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros	Number of warrants	Thousand Euros
At December 31, 2022	5,259,506	2,170	8,883,333	3,664	—	—	14,142,839	5,834

Warrants issuance	—	—	—	—	1,007,894	3,893	1,007,894	3,893
Change in fair value of derivative warrant liabilities	—	249	—	420	—	(1,171)	—	(502)
Exchange differences	—	(47)	—	(79)	—	(125)	—	(251)

At June 30, 2023	5,259,506	2,372	8,883,333	4,005	1,007,894	2,597	15,150,733	8,974

Public Warrants are listed and have been measured at fair value using the quoted price (Level 1). As of June 30, 2023, the fair value of the Public and Private Warrants was USD
0.49
based on the public quote of Public Warrants. The fair value of the BBVA Warrants was USD
2.80
based on a Black-Scholes valuation methodology for options and warrants.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In thousand Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2023	133,627	5,834	27,301	166,762

Proceeds from loans	261,526	—	—	261,526
Principal paid on lease liabilities	—	—	(1,310)	(1,310)
Interest paid on lease liabilities	—	—	(593)	(593)
Repayments of loans	(214,353)	—	—	(214,353)
Interest and bank fees paid	(5,369)	—	—	(5,369)

Total changes from financing cash flows	41,804	—	(1,903)	39,901

The effect of changes in foreign exchange rates	213	(251)	(172)	(210)

New warrants issued	(3,893)	3,893	—	—
Change in fair value of derivative warrant liabilities	—	(502)	—	(502)
New leases	—	—	225	225
Government loan receivable	919	—	—	919
Interest and bank fees expenses	6,111	—	593	6,704

Total liability-related other changes	3,137	3,391	818	7,346

Balance at June 30, 2023	178,781	8,974	26,044	213,799

B.	Trade and other financial payables
Details of trade and other financial payables as of June 30, 2023 and December 31, 2022 are as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
Suppliers	40,615	65,830
Personnel (salaries payable)	4,335	5,351
Customer advances	1,956	68

Total	46,906	71,249

Trade and other payables are unsecured and are typically paid in les
s than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

13.	Inventories
Details of inventories as of June 30, 2023 and as of December 31, 2022 are as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
Raw materials	19,165	47,668
Work in progress	33,835	31,195
Finished goods	42,481	27,706

Total	95,481	106,569

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.
There were no commitments for the purchase of inventories as of June 30, 2023 and December 31, 2022. Advance payments to suppliers for the acquisition of inventories as of June 30, 2023 were Euros 4,340 thousand, as compared to Euros 3,031 thousand as of December 31, 2022.
Based on current information, the Group has booked an inventory provision of Euros 954 thousand as of June 30, 2023 to cover the impact of slow-moving and accrual obsolescence inventories, as compared to Euros 1,886 thousand at December 31, 2022.

14.	Cash and Cash Equivalents
Cash and cash equivalents are comprised of the following:

(In thousand Euros)	June 30, 2023	December 31, 2022
Cash	3	3
Bank and other credit institutions	37,355	18,873
Bank and other credit institutions, foreign currency	68,015	63,623
Other cash equivalents	181	809

Total	105,554	83,308

We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents of bank deposits held with banks that, at the time, exceed federally or locally insured limits.
Details of cash at banks and other credit institutions with balances held in foreign currency are as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
USD	64,974	63,109
GBP	2,201	237
NOK	112	44
SEK	360	125
DKK	320	108
AUD	48	—

Total	68,015	63,623

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

15.	Capital and Reserves
Share capital and share premium
As of June 30, 2023 issued share capital of the Company was as follows:

	Shares (number)	Share Capital (in thousand Euros)
Class A shares of euro 0.12 nominal value each	173,445,211	20,816
Class B shares of euro 1.20 nominal value each	22,250,793	26,701
Class C shares of euro 1.08 nominal value each	1,020,000	1,102

Total	196,716,004	48,619

All the shares issued were fully paid as of the date of the capital increases. Wallbox’s Class A Shares, Class B Shares and Conversion Shares (“Class C Shares”) provide their holders with same economic rights; however, Class B Shares provide holders with ten (10) votes per share, Class C Shares provide holders with nine (9) votes per share and Class A Shares provide holders with one (1) vote per share.
Wallbox’s Class A Shares began trading on the NYSE under the “WBX” symbol on October 4, 2021.
As of June 30, 2023 and December 31, 2022, authorized share capital was as follows:

June 30, 2023	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	401,020,000	0.12	48,122
Class B Shares	48,980,000	1.20	58,776
Conversion shares	1,020,002	1.08	1,102

Total	451,020,002		108,000

December 31, 2022	Shares (number)	Nominal (Euros)	Share Capital (in thousand Euros)
Class A Shares	400,000,000	0.12	48,000
Class B Shares	50,000,000	1.20	60,000
Conversion shares	2	1.08	0

To tal	450,000,002		108,000

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

During the six months ended June 30, 2023, there were the following share capital and share premium movements:

	Shares (number)	Price per Share (Euros)	Share Capital (In thousand Euros)	Share Premium (In thousand Euros)
At December 31, 2022	172,151,148		45,769	378,240

January 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	140,594	0.12	17	622
January 2023: Payment in shares Coil acquisition (MSOP/ESOP) (Class A shares)	272,826	0.12	33	2,284
February 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	168,085	0.12	20	113
March 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	141,071	0.12	17	437
March 2023: Founder warrants execution (Class B shares)	20,000	1.20	24	173
March 2023: Change Cass B shares into Class A shares and Class C shares	20,000	—	—	—
April 2023: Stock option plan execution (MSOP/ESOP/RSU) (Class A shares)	569,745	0.12	69	6,313
April 2023: Capital increase (ATM) (Class A shares)	175,586	0.12	21	390
May 2023: Stock option plan execution (MSOP/ESOP) (Class A shares)	181,144	0.12	22	648
May 2023: Capital increase (ATM) (Class A shares)	2,312,313	0.12	278	5,464
June 2023: Stock option plan execution (MSOP/ESOP/RSU/ESPP) (Class A shares)	660,045	0.12	79	2,068
June 2023: Capital Increase (Private placement) (Class A shares)	18,832,432	0.12	2,261	42,689
June 2023: Change Cass B shares into Class A shares and Class C shares	1,000,000
June 2023: Capital increase (ATM) (Class A shares)	71,015	0.12	9	55

At June 30, 2023	196,716,004		48,619	439,496

The capital increases that have taken place during the six months ended June 30, 2023 correspond mainly to the private placement, the stock plans execution (see Note 20), the equity-settled consideration for the Coil acquisition, and the at-the-market
program.
Additionally, during the six months ended June 30, 2023, the Company has exchanged 1,020,000 Class B ordinary shares with a nominal value of Euro 1.20 per share (“Class B Shares”) for 1,020,000 Class A Shares with a nominal value of Euro 0.12 per share and 1,020,000 Class C Shares with a nominal value of Euro 1.08 per share.
Nature and purpose of reserves
Accumulated deficit
As of June 30, 2023, consolidated accumulated deficit amounts to Euros 377,328 thousand, as compared to Euros 306,696 as of December 31, 2022.
A free distribution is restricted for the amount of capitalized internal development costs as carried on the consolidated statement of financial position. As of June 30, 2023, the amount of capitalized development costs as carried on the consolidated statement of financial position amounts to Euros 57,247 thousand, as compared to Euros 49,537 thousand as of December 31, 2022, as further detailed in Note 10.
Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation. This legal reserve is not freely distributable. This reserve amounts to Euros 7,910 thousand as of June 30, 2023, as compared to Euros 10,597 thousand as of December 31, 2022.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Other equity components:
Share-based payments
The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve was Euros 38,613 thousand as of June 30, 2023, as compared to Euros 37,778 thousand as of December 31, 2022. Refer to Note 20 for further details of these plans.
Equity-settled
earn-out
In addition, as of June 30, 2023 the equity settled
earn-out
amount was Euros 2,473 thousand corresponding to the amount to be paid in shares for the acquisition of Coil and Ares. The equity settled earn-out
amount was Euros 3,458 thousand as of December 31, 2022.
Measurement adjustments to financial assets through OCI
Investments in hedge funds referred to in Note 12 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income. This caption includes Euros 4 thousand as of June 30, 2023 and December 31, 2022.

16.	Provisions
Details of the provisions are as follows:

At June 30, 2023	Non-current		Total Non- current	Current
(In thousand Euros)	Other	Service warranties		Service warranties	Total Current
Carrying amount at the beginning of the year	120	1,319	1,439	1,318	1,318
Charge / (Credit):	843	426	1,269	427	427
(+) additional provisions recognized, net	959	1,576	2,535	1,577	1,577
(+/-) Short-term transferred	—	1,150	1,150	(1,150)	(1,150)
(-) Amounts used during the year	(116)	(2,300)	(2,416)	—	—

Carrying amount at year end	963	1,745	2,708	1,745	1,745

At December 31, 2022	Non-current		Total Non- current	Current	Total Current
(In thousand Euros)	Other	Service		Service
Carrying amount at the beginning of the year	4	358	362	541	541
Charge / (Credit):	116	961	1,077	777	777
(+) additional provisions recognized, net	117	2,935	3,052	—	—
(+/-) Short-term transferred	—	(1,416)	(1,416)	1,415	1,415
(-) Amounts used during the year	(1)	(558)	(559)	(638)	(638)

Carrying amount at ye a r end	120	1,319	1,439	1,318	1,318

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Service warranties
Products developed and sold by the Group are under warranty for a period of three years and, therefore, a provision is recognised to cover the costs that could be incurred in relation to projects and products under warranty. This provision is estimated based on prior periods actual warranty costs incurred, considering those product sales under warranty.
Other provisions
As of June 30, 2023, “Other” provisions caption includes mainly the contingent consideration
(earn-out)
related to Ares acquisition amounting to Euros 598 thousand and a provision for indemnities or an amount of Euros 361 thousand.

17.	Government Grants
Details of Government grants as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		December 31, 2022
Grants	Goverment Entity	Non-current Liability	Current liability	Non-current Liability	Current liability
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	819	29	591	287
Flexener	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	82	101	228	57
Magnetor	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	27	—	—	28
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	469	20	404	102
Alt Impacte	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	389	49	392	98
Coldpost	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	12	—	—	12
Minichargers	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	79	—	63	16
Electrolinera	Instituto para Diversificación y Ahorro de la Energía (IDEA)	421	—	337	83
Acció - Creació llocs treball	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	146	18	183	—
Hermes - Estudios	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	842	134	—	—
Hermes - Desarrollo	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	1,446	119	—	—
Hermes - Formación	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	222	91	—	—
V2BUILD	Innovate UK - UKRI	—	—	—	25

Total		4,954	561	2,198	708

Government grants include the grants assigned to the Group by the “Ministerio de Transportes, Movilidad y Agenda Urbana (MITMA)”, by “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)”, by “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)” and by “Instituto de la Diversificación y Ahorro de la Energía (IDEA)” for an amount of Euros 2,854 thousand, Euros 1,626 thousand, Euros 614 thousand and Euros 421 thousand, respectively, to develop new technologies and promote smart mobility solutions. The impact in the interim condensed consolidated statement of profit or loss and other comprehensive income (recognized in “Net Other income”) for the six months ended June 30, 2023 amounts to Euros 1,421 thousand, as compared to Euros 785 thousand for the six months ended June 30, 2022. As of June 30, 2023 Euros 3,673 thousand are pending to be received from government entities, as compared to Euros 4,049 thousand as of December 31, 2022.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

18.	Revenue from Contracts with Customers
Disaggregation of revenue from contracts with customers
Set out below is the disaggregation of the Group’s revenue from contracts with customers:

(In thousand Euros)	June 30, 2023	June 30, 2022
Sales of goods	60,275	65,746
Sales of services	7,745	2,065

Total	68,020	67,811

The breakdown by geographical segments is as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Geographical markets (*):
EMEA	55,124	60,207
NORAM	12,526	7,593
APAC	370	11

Total	68,020	67,811

(*)	Differences between geographical markets information above and segment disclosures in Note 7 are due to inter-segment eliminations.
Service revenue includes mainly installations services, software operation and maintenance.
The sale of installation services is always made in combination with the sale of a charger, although they are considered distinct performance obligations. Delivery of the charger and the installation services do not always happen at the same time, leading, in some cases, to chargers being delivered to customers with the installation pending. In this scenario, a contract liability is recognized when invoicing both services prior to rendering the installation services.
A contract liability is recognized if a payment is received or if a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

19.	Expenses

A.	Changes in inventories and raw materials and consumables used
Details of changes in inventories and raw materials and consumables used is as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Consumption of finished goods, raw materials and other consumables	45,979	38,462
Scrap stock, slow moving & obsolete accrual	(932)	228
Work carried out by other companies	281	1,181

Total	45,328	39,871

B.	Operating expenses
Operating expenses are mainly as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Marketing expenses	5,735	15,080
External temporary workers	1,680	2,866
Professional services	6,767	4,442
Office expense	4,216	3,336
Delivery	3,481	3,704
Custom duty, tax, penalties	297	304
Utilities and similar expenses	2,132	1,783
Fees	517	1,049
Insurance premium	1,086	1,821
Short-term and low value leases (see note 9)	1,151	976
Bank Services	500	311
Travel expenses	1,593	1,702
Repairs	785	105
Warranty provision	853	122
Others impairments and losses	1,569	1,646
Expected credit loss for trade and other receivables	(189)	110
Other	2,430	2,021

Total	34,603	41,378

20.	Employee Benefits
Details of employee benefits for the six months ended June 30, 2023 and 2022 are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Wages and salaries	24,130	17,466
Share-based payment plans expenses	11,059	20,546
Social Security	9,880	5,387

Total	45,069	43,399

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

The notable rise in Wage and salaries and Social Security expenses for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022 is primarily due to the significant growth of the Group, which required the hiring of additional personnel. The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred. The majority of employees are working in Spain and are participating in a state pension plan for which the expenses are included in social security.
Details of the personnel expense recognized for share-based payment transactions are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Management stock option plan	2,283	9,094
Founders stock option plan	—	8,195
ESPP	158	—
RSU Board	227	—
Performance based earn out in shares and RSU’s management Ares	274	—
Performance based earn out in shares and RSU’s management Coil	1,009	—
RSU Employees	6,919	2,224
RSU Management	976	1,033
Capitalization of share-based payment transactions in intangible assets	(787)	—

Total	11,059	20,546

Management Stock Option Plan
As described in the 2022 Consolidated Financial Statements, the shareholders voted to implement a share-based payment plan (the “Management Stock Option Plan” or “MSOP”) to strengthen management’s link with Wallbox and to incentivize and motivate such management. The Management Stock Option Plan grants management stock options to purchase Class A Shares at a per share exercise price equal to Euro 0.0021.
The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the firsts grants and the latest ones are based on the estimated market price of the Wallbox’s stock on the date of the grant, in practice the share price of Wallbox at the grant date is used during this reporting period.
Employees Stock Option Plan
As described in the 2022 Consolidated Financial Statements, the shareholders agreed to offer all employees of Wallbox (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan (the “Employee Stock Option Plan” or “ESOP”) to receive stock options (the “Options”) to purchase a certain number of Class A Shares of the Company.
The service-based vesting condition for awards under the Employee Stock Option Plan was completed as of December 31, 2020. All the Options granted will be available for execution when one of the liquidity events described in such plan takes place.
The Company records the share-based payments under such plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award was based on the closest financial round of share capital issued for the initial grants and the more recent fair value determinations are based on the estimated market price of the Company’s stock on the date of the grant in practice the sh
are price of Wallbox at the grant date is used during this reporting period.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Founders Stock Option Plan
At a meeting held on June 30, 2021, the shareholders of Wallbox Chargers, S.L.U. agreed to implement a share-based payment plan (Founders Stock Option Plan) to strengthen the bond of the founders of Wallbox and in order to align the interests of the founders with the creation of additional value for the Company. The options under the Founders Stock Option Plan have a strike price at a valuation equal to or higher than current market value and allow the founders to benefit from more liquid options which are fully vested and transferable from their date of concession.
In accordance with the terms and conditions of the Founders Stock Option Plan, these options may be exercised in exchange for Class A Shares, nominal value Euro 0.12 per share (previously nominal value, Euro 0.50). The exercise price of the options is equivalent to Euros 1.93 per share after applying the “Exchange Ratio” of Euro 240.990795184659 per Class A Share (previously Euros 466.24 per Wallbox Chargers S.L.U. share).
The maximum number of Class A Shares that underlie all of the options included in this Founders Stock Option Plan is, at the date of the plan implementation, equivalent to 1,033,609 Class A Shares after applying the Exchange Ratio (previously, 4,289 shares of Wallbox Chargers, S.L.U.).
The Board of Directors of the Company has delivered a personal notice to each founder, with an invitation to participate in the Founders Stock Option Plan, which contain, among others, the number of Options granted to each founder; and, where appropriate, the individual conditions governing the participation of the Beneficiary in the Founders Stock Options Plan. For the purposes of this Founders Stock Option Plan, the date of concession is that date indicated in the Invitation Notice.
These invitations were sent in 2022, so the Group recognized the expense accordingly to the valuation of these options in 2022 as they vested following their grant. The Group valued each option at USD 8.66. To determine the fair value at grant date of these options the Group used American option chain, where each option has a maturity of 5 years.
Each beneficiary must comply with the following conditions in order to exercise the options:

i.	A lock-up period over a three-year period, during which time they will be able to exercise the options proportionally on a monthly basis, once they are released from lock-up;

ii.	a temporary suspension of exercise has not been initiated at the time of such exercise; and

iii.	Any other conditions included in the beneficiary’s Invitation Notice have been fulfilled.
RSUs for Employees
At a meeting held on April 6, 2022, the compensation committee approved the implementation of an Incentive Award Plan pursuant to which awards of restricted stock units (“RSUs”) were granted to employees. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to the grantee’s continued service through the applicable vesting date.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

The RSUs vest according to the below schedule, subject to the grantee’s continued service through each applicable vesting date:

•	33% will vest on the 1 st anniversary date as from the date of grant.

•	33% will vest on the 2 nd anniversary date as from the date of grant.

•	34% will vest on the 3 rd anniversary date as from the date of grant.
In addition, the Company granted RSUs to the employees of the subsidiaries that it acquired in the second half of 2022. These RSUs are subject to certain performance-based vesting conditions, which have been considered 100% covered when valuing these RSUs.
The Company records these share-based payments under this plan based on the estimated fair value of the award at the grant date and recognizes the payments as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award is based on the listed share price of the Company on the date of grant.
RSUs for Management
At a meeting held on April 6, 2022, the compensation committee approved an Incentive Award Plan pursuant to which awards of RSUs were granted to management. Each RSU granted represents a right to receive one listed share of the Company at the end of each vesting period, subject to continued service.
The RSUs are subject to service-based and performance-based vesting conditions and vest as follows:

•	Serviced-Based Condition: one-third of the RSUs are subject to the service-based condition and will vest as follows:

•	50% of this 33% will vest on the 1 st anniversary date as from the date of grant,

•	50% of this 33% will vest on the 2 nd anniversary date as from the date of grant.

•	Performance-Based Condition: two-thirds of the RSUs are subject to the performance-based condition and will vest as follows:

•	Period 1: 50% will vest:

•
If between April 8, 2025 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•
Accelerator event: If the Company announces results for the fourth quarter and full year of 2024 of (i) revenue of at least 1B Euro, (ii) the Company’s auditor confirms that the cash flows corresp on
ding to 2024 is positive and (iii) if from December 1, 2024, at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•	Period 2: 50% will vest:

•
If between April 8, 2027 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $30 per share for any 20 trading days within any 30 trading days period.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Also on November 11, 2022 the Compensation committee approved granting RSUs to certain management personnel of the Group. These RSUs are subject to performance-based vesting conditions only, and such conditions are consistent with the performance-based vesting conditions disclosed above.
The Group has valued each RSUs under such plan as follows:
Service-based condition: This fair value was determined by discounting the forward price of the Company’s stock at each vesting date. The price in this tranche has been based on the spot price at grant date.
Performance-based condition: This fair value has been based on the Company’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.
Additionally, during the six months ended June 30, 2023, the Company has granted new RSUs to members of the Board of Directors. These RSUs will vest in the third quarter of 2023, subject to continued service through such date.
ESPP
In January 2023, the Group launched an offering period under the Amended and Restated 2021 Employee Stock Purchase Plan (“ESPP”) for a length of one year, with the purpose of increasing employee engagement and motivation. The offering has been designed in accordance with the 2021 Employee Stock Purchase Plan approved by the Company upon listing in October 2021. The Employee Stock Purchase Plan consists of an offer to buy a maximum of 20,000 shares by each of the Company’s employees who participates in the ESPP with a discount of up to 15%, with a limit of 1% to 10% of annual salary per year.
Movements during the year
The following table illustrates the movements in stock options during the six months ended June 30, 2023, excluding earn out payments in shares for the business combinations of Coil and Ares in 2022:

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	RSU Coil & Ares	RSU Board	ESPP	Total
At December 31, 2022	1,285,619	6,238,316	1,033,609	2,027,765	2,000,000	496,019	—	—	13,081,328

Granted	—	38,160	—	2,076,632		—	297,774	312,564	2,725,130
Exercised	(84,688)	(622,870)	(20,000)	(616,308)	(249,999)	—	—	(312,564)	(1,906,429)
Cancelled	—	—	—	(350,165)	(291,667)	—	—	—	(641,832)

At June 30, 2023	1,200,931	5,653,606	1,013,609	3,137,924	1,458,334	496,019	297,774	—	13,258,197

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

21.	Financial income and expenses
Details of financial income and expenses are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Financial income
Fair value adjustment of the put option	—	2,002
Fair value gain on financial investments	65	53
Fair value of derivatives	320	15
Other finance income	184	—

Total financial income	569	2,070

Financial Expenses
Interest and fees on bank loans (Note 12)	6,049	1,245
Interest on leases (Note 9)	593	607
Valuation of financial instruments	—	1,550
Accretion of discount on put option liabilities	—	25
Other finance costs	62	10

Total financial expenses	6,704	3,437

22.	Loss Per Share
Basic loss per share is calculated by dividing net loss for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
As the Company has losses in all periods, potential ordinary shares from Management Stock Options, Employee Stock Options, RSU plans and Warrants are not dilutive (losses per share would be less and ant
i-dilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Details of the calculation of basic and diluted loss per share are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Loss for the period	(70,632)	(8,691)
Dilutive effects on earnings per share	—	—

Total loss for basic and diluted earnings per share	(70,632)	(8,691)

Number of shares	June 30, 2023	June 30, 2022
Weighted average number of ordinary shares for basic and diluted earnings per share (thousand shares)	175,512	161,977

(In Euros)	June 30, 2023	June 30, 2022
Basic and diluted losses per share	(0.40)	(0.05)

23.	Tax-related balances

A.	Tax credit and other receivables/Other payables

(In thousand Euros)	June 30, 2023	December 31, 2022
Indirect taxes receivables	5,798	10,091
Government Grant receivables	3,673	4,049
Income tax credit receivables (short term)	—	706
Income tax credit receivables (long term)	8,185	6,629

Total	17,656	21,475

(In thousand Euros)	June 30, 2023	December 31, 2022
Indirect taxes payables	5,200	5,819
Current income tax liability	—	1,186
Deferred tax liability	1,457	1,388

Total	6,657	8,393

B.	Amounts recognized in profit or loss

(In thousand Euros)	June 30, 2023	June 30, 2022
Loss before Tax	(72,253)	(9,280)

Tax income (at 25%)	18,063	2,320
Unrecognized deferred tax assets on tax losses	(18,063)	(2,320)
Deductions and credits generated	(1,556)	(549)
Other adjustments	(65)	(40)

Income tax expense/(income)	(1,621)	(589)

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

As of June 30, 2023 and December 31, 2022 details of the tax losses to be offset are as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
2015	47	47
2016	439	439
2017	56	56
2018	1,579	1,579
2019	3,318	3,318
2020	9,025	9,025
2021	121,936	122,936
2022	—	—
2023	58,302	—

	194,702	137,400

The tax losses detailed above correspond to the Spanish tax consolidated headed by Wallbox.
Tax losses may be offset indefinitely in the future.
The existence of unused tax losses, as well as the lack of track record of generating tax profits, evidences that future taxable profit may not be available to the Group, at least for the near and medium term, as the C om
pany is early stage. Having considered all evidence available and the current investment phase, management determined that there was insufficient positive evidence to support the fact that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

24.	Related party disclosures

24.1	Related party transactions and balances
Details of transactions and balances with related parties are as follows:

	June 30, 2023
(In thousand Euros)	Shareholders	Joint Venture	Total
Income
Revenue	—	—	—

Statement of financial position
Loans	—	—	—
Receivables	—	—	—

	December 31, 2022
(In thousand Euros)	Shareholders	Joint Venture	Total
Statement of financial position
Loans granted to Joint Venture	—	1,411	1,411
Receivables from Joint Venture	—	534	534
Impairment of financial assets	—	(1,945)	(1,945)

	June 30, 2022
(In thousand Euros)	Shareholders	Joint Venture	Total
Income
Revenue	13	—	13
In connection with the June 2023 private placement of Class A Shares, Enric Asuncion Escorsa purchased 387,597 Class A Shares, Orilla Asset Management, S.L. purchased 7,751,938 Class A Shares, AM Gestio, S.L. purchased 1,937,985 Class A Shares, Consilium, S.L. purchased 6,429,330 Class A Shares, Anangu Corp, S.L. purchased 387,597 Class A Shares and Black Label Equity I SCR, S.A. purchased 1,937,985 Class A Shares, in each case, at price of $2.58 per share.

24.2	Remuneration of Directors and Key Management Personnel
The remuneration expenses recorded for the members of the Board of Directors for the six months ended on June 30, 2023 and 2022 are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Short-term benefits	282	388
Non-executive directors remuneration	180	152
Share-based payment plan	300	6,146

Total	762	6,686

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Details of the remuneration expenses recorded for the Company’s senior management (excluding the executive members of the Board of Directors) are as follows:

(In thousand Euros)	June 30, 2023	June 30, 2022
Short-term benefits	1,118	1,188
Termination benefits	14	—
Share-based payment plan expenses	1,282	9,983

Total	2,414	11,171

No expenses for post-employment benefits were incurred during the six months ended June 30, 2023 and the six months ended June 30, 2022.
As of June 30, 2023 and 2022, the Group had no pension or life insurance obligations with members of senior management.
As of June 30, 2023 and 2022, no advances or loans had been granted to members of senior management, nor had the Company extended any guarantees on their behalf.
During the six months ended June 30, 2023, public liability insurance premiums of Euros 534 thousand, as compared to Euros 863 thousand in the six months ended June 30, 2022 had been incurred to be covered for damages or losses that may be incurred by members of the Board of Directors in the performance of their duties. These insurance premiums do however not form part of the remuneration of the members of the Board of Directors and have therefore not be included in the table above.

25.	Financial Risk Management
Risk management policies are established by management, having been approved by the Company’s Board of Directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks deriving from the activity involving financial instruments. These policies, inter alia, prohibit the Group from speculating with derivatives.
Any activity involving financial instruments exposes the Group to credit risk, market risk and liquidity risk.
a) Credit risk
Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the counterparties of the Group, i.e., the possibility of not recovering financial assets at the amount recogn iz
ed and within the established term.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

The maximum credit risk exposure is as follows:

	June 30, 2023		December 31, 2022
(In thousand Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	41,089	—	39,797
Other receivables	—	579	—	16
Loans to employees	180	27	—	14

Trade and other financial receivables	180	41,695	—	39,827
Gurantee deposit	1,644	—	1,133	—

Non-current financial assets	1,644	—	1,133	—
Gurantee deposit	—	397	—	560
Financial investments	—	5,625	—	5,397

Other current financial assets	—	6,022	—	5,957
Cash and cash equivalents	—	105,554	—	83,308

Total	1,824	153,271	1,133	129,092

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in Group solvency analysis.
b) Market risk
Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.
Interest rate risk
Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. The Group loans and borrowings balance as of June 30, 2023 and December 31, 2022 is broken down as follows:

(In thousand Euros)	Currency	June 30, 2023	December 31, 2022
Fixed rate Loan	EUR	26,154	32,125
Floating rate loan	EUR	152,627	101,502

		178,781	133,627

A 100 basis points change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2023 by Euros 900 thousand, as compared to Euros 982 thousand as of June 30, 2022. This analysis assumes that all other variables are held constant and considers only the effect of interest rates.

	June 30, 2023		June 30, 2022
	Profit or loss		Profit or loss
(In thousand Euros)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	900	(900)	982	(982)

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Currency risk
Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.
Cash and cash equivalents, trade and other financial receivables and other current assets / deferred charges are primarily the items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.
The following table shows the impact of a reasonably possible strengthening or weakening of the Euro against USD on the Group monetary assets and liabilities as of June 30, 2023 and 2022. This sensitivity analysis assumes that all other variables remain constant and ignores any impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	June 30, 2023		June 30, 2022
	Profit or loss		Profit or loss
(In thousand Euros)	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	1,023	(1,250)	(9,299)	11,365
Other market price risk
The Group has derivative warrant liabilities (see Note 12) measured at FVTPL.
The derivative warrant liabilities of Euros 8,974 thousand as of June 30, 2023, as compared to Euros 5,834 thousand at December 31, 2022, are measured at fair value.
A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of Euros 90 thousand.
c) Liquidity risk
Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.
Details of working capital are as follows:

(In thousand Euros)	June 30, 2023	December 31, 2022
Current assets	264,118	255,171
Current liabilities	181,120	178,793

Total	82,998	76,378

The working capital presented by the Group is sufficient to cover the various c om
mitments arising from its activity.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

Details of the maturities, by year, of the principal and interest of the loans and borrowings as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023
(In thousand Euros)	Capital	Interest	Total
1 July 2023 - 30 June 2024	112,512	6,166	118,678
1 July 2024 - 30 June 2025	21,773	5,810	27,583
1 July 2025 - 30 June 2026	18,369	4,071	22,440
1 July 2026 - 30 June 2027	14,274	2,332	16,606
1 July 2027 - 30 June 2028	6,294	1,256	7,550
More than five years	5,559	280	5,839

	178,781	19,915	198,696

	December 31, 2022
(In thousand Euros)	Capital	Interest	Total
2023	89,268	3,428	92,696
2024	12,063	2,785	14,848
2025	10,688	2,014	12,702
2026	8,024	1,398	9,422
2027	6,907	838	7,745
More than five years	6,677	759	7,436

	133,627	11,222	144,849

d) Capital management
For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholder value. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of its financial requirements to attend its business plans. To maintain or adjust the capital structure, the Group may issue new shares or issue/repay debt financial instruments. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.
No changes were made in the objectives, policies, or processes for managing capital with regard to the information disclosed in the 2022 Consolidated Financial Statements.

26.	Events after the Reporting Period
No additional significant events
after
the reporting period have occurred, except as described below:
From July 1, 2023 to the date of the issuance of these interim condensed consolidated financial statements, an aggregate of 250,661 options were exercised for an aggregate of 250,661 Class A Shares, increasing the Company’s share capital of Euros 30 thousand.

WALLBOX N.V.
Notes to the interim condensed consolidated financial statements

27.	Detail of Wallbox Group subsidiaries

				% Equity interest
Company name	Registered office	Activity	Company holding investment	June 2023	December 2022		Consolidation method
Wall Box Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%	*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%	*	Fully consolidated
Wallbox Energy, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
SAS Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBC Wallbox Chargers Deutschland GmbH	Oskar-von-Miller-Ring 20, 80333 Munich, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Italy, S.R.L.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%		Fully consolidated
Wallbox Netherlands B.V.	Kingsfordw eg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox AS	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox ApS	Rådhuspladsen 16, 1550 København, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox AB	Kistagången 12, 164 40 Kista, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%	-	Fully consolidated
Electromaps, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Coil, Inc.	1307 Hayes Street Suite 5 San Francisco, CA 94117 US	EV Charge installer	Wallbox USA, Inc.	100%	100%	-	Fully consolidated
AR Electronics Solutions, S.L.U.	Calle Foc 68, 08038, Barcelona, Spain	Manufacture of Electronical components	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Australia PTY, Ltd	152 Elizabeth Street - Level 4 - Melbourne VIC 3000	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
WBX Chargers Portugal, Unipessoal Lda	Edifício Scala, Rua de Vilar, 235, 2.o andar Porto Concelho: Porto Freguesia: Lordelo do Ouro e Massarelos 4050 626 Porto	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%	-	Fully consolidated
Wallbox Belgium BV	1831 Diegem, Pegasuslaan 5, Belgium	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	—	-	Fully consolidated

(*)	direct ownership
(-)	indirect ownership